Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Ginkgo Bioworks and Soaring Eagle Acquisition Corp. Announce Effectiveness of Form S-4 Registration Statement

BOSTON, MA and NEW YORK, NY—August 11, 2021—Ginkgo Bioworks (“Ginkgo”) and Soaring Eagle Acquisition Corp. (Nasdaq: SRNG) (“Soaring Eagle”) announced today that the Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement on Form S-4 filed by Soaring Eagle with the SEC relating to the previously announced business combination between Ginkgo and Soaring Eagle (the “Business Combination”).

“This is an important milestone in our path towards becoming a publicly traded company,” commented Jason Kelly, the co-founder and Chief Executive Officer of Ginkgo. “I want to take a moment to thank our incredible team for their hard work to get us to this point and our investors for their support over many years as we work to make biology easier to engineer. We look forward to closing the Business Combination and continuing to partner with the team at Soaring Eagle in this next chapter.”

Ginkgo and Soaring Eagle expect to close the transaction in the third quarter, at which point Ginkgo’s Class A common stock will be listed on the New York Stock Exchange under the ticker symbol “DNA”. The Business Combination is expected to provide up to $2.5 billion of gross cash proceeds, including Soaring Eagle’s $1.725 billion of cash in trust (subject to any redemptions by Soaring Eagle shareholders) and $775 million in gross proceeds from a PIPE transaction priced at $10.00 per share of Class A common stock of Soaring Eagle to be funded immediately prior to the closing of the transaction.

About Ginkgo Bioworks

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq: SRNG), which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The transaction is expected to close in the third quarter of 2021, subject to regulatory and shareholder approvals, and other customary closing conditions. For more information, visit www.ginkgobioworks.com.

About Soaring Eagle Acquisition Corp.

Soaring Eagle Acquisition Corp. is a special purpose acquisition company founded by Harry E. Sloan, Jeff Sagansky, and Eli Baker for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors’’ section of Soaring Eagle’s proxy statement/prospectus relating to the transaction, and in Soaring Eagle’s other filings with the SEC. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4/A with the SEC on August 3, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The registration statement was declared effective by the SEC on August 11, 2021. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

Soaring Eagle’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Soaring Eagle’s shareholders in connection with the proposed transaction. Information about Soaring Eagle’s directors and executive officers and their ownership of Soaring Eagle’s securities is set forth in Soaring Eagle’s filings with the SEC. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

MEDIA CONTACT:

press@ginkgobioworks.com

INVESTOR CONTACTS:

investors@ginkgobioworks.com

investors@eagleequityptnrs.com